SMARTGURLZ US INC.
Unaudited CONSOLIDATED FINANICAL STATEMENTS
and
REPORT ON INDEPENDENT ACCOUNTANTS' REVIEW

CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To:

The Stockholders & Management
SmartGurlz US Inc.
New York, New York

The following consolidated financial statements and their related notes of SmartGurlz US Inc. and Subsidiary (The company) for the fiscal years ended December 31st 2017 and 2018 have been carefully reviewed by our team of expert Accountants;

- Consolidated balance sheets
- Consolidated statements of operations and comprehensive loss
- Consolidated changes in stockholders' equity
- Consolidated statements of cash flows

Please note that *THIS IS NOT AN AUDIT REPORT*. It is simply an *INDEPENDENT ACCOUNTANTS' REVIEW REPORT*. *A* review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. Comparing this review to an audit, the former is of a lesser scope than the latter whose objective is to enable the auditor give an independent opinion on whether the financial statements represent a true and fair situation of the business entity. In this regard, we as independent accountants reviewing these consolidated financial statements are not in any way trying to express such an opinion.

Responsibilities
a) Management
The management of SmartGurlz Inc. is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement

VIRTUS ACCOUNTING AND AUDITING FIRM
*4035 Goodwin Avenue * Los Angeles *California *2230 NW 12th Street
https://www.virtusconsulting.com
info@virtusconsulting.com
+1 (240) 448-1210

whether due to fraud or error. In a nutshell, their primary responsibility for the consolidated financial statements is to make sure they are free from material misstatements.

b) Accountant

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA (American Institute of Certified Public Accountants). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the Generally Accepted Accounting Principles enforce in the United States of America.

Going Concern

As disclosed in Note 4 to the financial statements, the Company has a history of net losses, and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that should be necessary should the Company be unable to continue as a going concern.



Virtus, California.
April 12, 2019.

VIRTUS ACCOUNTING AND AUDITING FIRM
*4035 Goodwin Avenue * Los Angeles *California *2230 NW 12th Street
https://www.virtusconsulting.com
info@virtusconsulting.com
+1 (240) 448-1210

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(unaudited)

December 31, 2018 and 2017

Assets		2018	2017
Current assets:			
Cash and cash equivalents	$	30.123	33.127
Inventory		249.705	428.461
Prepaid expenses and other assets		24.973	42.423
Total current assets		304.801	504.011
Machinery and equipment, net		48.302	31.145
Total assets	$	353.103	535.156

Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	42.499	47.772
Accrued payroll and related expenses		39.988	54.725
Shareholder advances		12.453	13.076
Note payable to shareholder		379.734	376.170
Crowd notes		531.370	—
Note payable		181.023	103.582
Revolving line of credit		138.223	248.613
Total current liabilities		1.325.290	843.938
Total liabilities		1.325.290	843.938
Stockholders' equity:			
Common stock: 1,000,000 and 767,311 shares outstanding		—	—
Additional paid-in capital		554.834	554.834
Accumulated deficit		(1.530.481)	(853.964)
Accumulated other comprehensive loss		3.460	(10.652)
Total stockholders' equity		(972.187)	(309.782)
Commitments and contingencies		—	—
Total liabilities and stockholders' equity	$	353.103	534.156

The accompanying notes are an integral part of these consolidated financial statements

VIRTUS ACCOUNTING AND AUDITING FIRM
*4035 Goodwin Avenue * Los Angeles *California *2230 NW 12th Street
https://www.virtusconsulting.com
info@virtusconsulting.com
+1 (240) 448-1210

Consolidated Statement of operations ad comprehensive loss

(unaudited)

For the Years Ended December 31, 2018 and 2017

		2018	2017
Net sales	$	381.870	765.177
Cost of goods sold		(190.799)	(334.763)
Gross profit		191.071	430.414
Operating expenses:			
Selling expenses		424.429	374.421
Wages and related payroll expenses		261.698	284.385
Research and development		43.528	201.993
General and administrative		173.114	126.926
Operating expenses		902.769	987.725
Other income (expense):			
Grant revenue		95.498	94.916
Interest expense		(78.776)	(19.552)
Foreign exchange gain(loss)		(4.178)	(2.153)
Total other income (expenses)		12.544	73.211
Net loss before provision for income taxes		(699.154)	(484.100)
Provision for income tax		22.637	50.266
Net loss		(676.517)	(433.834)
Other comprehensive loss, net of tax:			
Foreign currency translation adjustments		14.112	(6.883)
Comprehensive loss	$	(662.405)	(440.717)

The accompanying notes are an integral part of these consolidated financial statements

VIRTUS ACCOUNTING AND AUDITING FIRM

*4035 Goodwin Avenue * Los Angeles *California *2230 NW 12th Street

https://www.virtusconsulting.com

info@virtusconsulting.com

+1 (240) 448-1210

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity[j]

(unaudited)

Years ended December 31, 2018 and 2017

	Common stock # of Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2016	767	$	554.834	(420.130)	(3.769)	130.935
Net loss	—		—	(433.834)	—	(433.834)
Other comprehensive income	—		—	—	(6.883)	(6.883)
Share adjustment upon acqusiton of subsidiary	999.233					
Balances at December 31, 2017	1.000.000		554.834	(853.964)	(10.652)	(309.782)
Net income	—		—	(676.517)	—	(676.517)
Other comprehensive income	—		—	—	14.112	14.112
Balances at December 31, 2018	1.000.000	$	554.834	(1.530.481)	3.460	(972.187)

The accompanying notes are an integral part of these consolidated financial statements



VIRTUS ACCOUNTING AND AUDITING FIRM
*4035 Goodwin Avenue * Los Angeles *California *2230 NW 12th Street
https://www.virtusconsulting.com
info@virtusconsulting.com
+1 (240) 448-1210

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(unaudited)

For the years ended December 31, 2018 and 2017

		2018	2017
Cash flows provided by operating activities:			
Net loss	$	(676.517)	(433.834)
Adjustments to reconcile net loss to cash used by operating activities:			
Depreciation and amortization		22.718	18.492
Changes in operating assets and liabilities:			
Inventory		178.756	(386.200)
Prepaid expenses and other assets		17.450	4.883
Accounts payables and accrued expenses		(5.273)	26.486
Accrued payroll and related expenses		(14.737)	47.975
Cash provided by operating activities		(477.603)	(722.198)
Cash flows from investing activities:			
Purchase of machinery & equipment		(40.875)	(7.223)
Net cash used in investing activities of continuing operations		(40.875)	(7.223)
Cash flows from financing activities:			
Net proceeds (payments) from shareholder advances		(623)	(6.419)
Net proceeds from related party promissory note		3.564	270.033
Proceeds from payment of subscription receivable		—	106.137
Proceeds from Crowd notes		531.370	—
Proceeds from (Repayment) of Note payable		77.441	103.582
Proceeds from (Repayment) of line of credit		(110.390)	248.613
Net cash provided by financing activities		501.362	721.946
Effect of foreign exchange rates on cash		14.112	(6.883)
Net increase (decrease) in cash		(3.004)	(14.358)
Cash, cash equivalents and restricted cash at beginning of year		33.127	47.485
Cash, cash equivalents and restricted cash at end of year	$	30.123	33.127

The accompanying notes are an integral part of these consolidated financial statements

VIRTUS ACCOUNTING AND AUDITING FIRM
*4035 Goodwin Avenue * Los Angeles *California *2230 NW 12th Street
https://www.virtusconsulting.com
info@virtusconsulting.com
+1 (240) 448-1210

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
SmartGurlz US Inc. ("SG Inc.") is a Delaware corporation incorporated on May 3, 2017. The Company provides a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code, allowing girls six and up to immerse themselves in Science, Technology, Engineering, and Math ("STEM").

SmartGurlz A/S ("SG AS") was initially formed on April 30, 2015 as a private limited company ("APS") in Denmark with the purpose to develop, manufacture, and market STEM products. On August 23, 2016, SG AS changed to a stock based corporation.

On August 21, 2017, a stock exchange agreement was approved and executed by the board of directors. Pursuant to this exchange agreement, the three shareholders holding all authorized shares of SG AS agreed to exchange all their shares of SG AS for a proportional amount of the total authorized shares of SG Inc. This resulted in 767 shares of SGAS stock exchanged for 1,000,000 shares of SG Inc. Upon the execution of the agreement, SG AS became a wholly owned subsidiary of SG Inc. There was no change in relative control between the three shareholders as a result of this stock exchange. For financial accounting purposes, the exchange resulted in a recapitalization in which the consolidated financial statements are prepared retroactively to include operations of SG AS prior to the merger.

Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements of SmartGurlz US Inc. and its wholly-owned subsidiary,
SmartGurlz A/S (together referred to as "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The consolidated financial statements are presented in United States Dollars. SG Inc.'s functional currency is United States Dollars. SG AS's functional currency is Danish Krone ("DKK"), and has been translated for financial statement presentation. The translation from SG AS's functional currency to United States Dollars resulted in a foreign currency adjustment of $2,791 and $(6,883) at December 31, 2018 and 2017, and was recorded as comprehensive loss on the Consolidated Statements of Operations and Comprehensive Loss.

The accompanying consolidated financial statements include the accounts of SG Inc and SG AS. All significant
Intercompany accounts and transactions have been eliminated in consolidation.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Advertising Costs</u>

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $234,378 and $137,941 in advertising costs, respectively.

<u>Risks and Uncertainties</u>

As of December 31, 2016, the Company commenced full-scale operations. The Company's activities since inception consisted primarily of product and business development, and efforts to raise capital and expand its customer base.

As the Company continues to grow and expand its operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

<u>Revenue Recognition</u>

The Company recognizes revenue on sales of its flagship products only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in federally-insured bank deposit accounts.

<u>Inventory</u>

Inventory is stated at the lower of cost or market and is accounted for using the first in first out basis ("FIFO"). The Company records impairment and obsolescence reserves against inventory balances as deemed necessary. No such reserve was deemed necessary at December 31, 2018 and 2017.

Machinery and Equipment

Machinery and equipment is recorded at cost. The Company capitalizes individual machinery and equipment over $2,000 and with a useful life of greater than one year. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017. See Note 8 for further discussion.

Software

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final software product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the years ended December 31, 2018 and 2017, there were no significant software development costs requiring capitalization and subsequent amortization pursuant to ASC Section 985.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the Consolidated Balance Sheets approximate their fair value.

Income Taxes
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return. As such, all tax years from inception are open for potential examination. SG AS operates in Denmark and accounts for income taxes based on the provisions promulgated by the Danish Ministry of Taxation, which has a statute of limitation of three years from the date of the return.

SG Inc. has operating losses that are expected to result in a net operating loss for tax purposes, on which, future tax benefits may be recognized. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term on any net operating loss, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events
Management has evaluated events through April 10, 2019, the date that these financial statements were available to be issued. See Note 10.

NOTE 2 – COMMON STOCK

The Company has 1,000,000, $0.000001 par value, shares of common stock authorized at December 31, 2018. At December 31, 2018, there were 1,000,000 common shares issued and outstanding.
During 2017, the Company issued 1,000,000 common shares to three individuals in exchange for their ownership interest in SG AS. After the issuance, SG AS became a wholly-owned subsidiary of SG Inc.

NOTE 3 – NOTE PAYABLE AND LINE OF CREDIT

During 2017, the Company entered into a loan agreement to borrow $174,000 from the Company's primary distributor. The note bears interest at 6% per annum and matures upon the termination of exclusive distribution agreement between the Company and the distributor. At December 31, 2018 and 2017, the balance of outstanding principal was $31,032 and $103,582, respectively.

Also during 2017, the Company entered into a line of credit agreement with distributor to borrow up to $5,000,000to be used for certain expenses required to manufacture, market, and sell products in the distributor's market. This line of credit is noninterest bearing. The distributor is entitled to 30% of the net profit generated on sales in the United States and Canada. At December 31, 2018 and 2017, the balance of outstanding principal was $138,223 and$248,613, respectively.

These two agreements mature upon the expiration of the exclusive distribution agreement, which is December 31, 2019. The distribution will be renegotiated prior to expiration, after which, the agreement will automatically renew for an additional one-year term at every future termination date.

If the Company is unable to repay the amount owed on the line of credit at termination of the exclusive distribution agreement the Company will sell to the distributor, no more than 30% of common shares of SG AS.

During 2018, the Company entered into a loan agreement to borrow $147,500, to be used for finance the Company's activities. The lender is guaranteed a return of $32,500 for the period ended October 31, 2018. Subsequently the loan accrues interest of 20% pa. The loan is repaid based on a fixed percentage of gross profit or a minimum monthly payment of $2,500. At December 31, 2018, the outstanding balance including accrued interest was $149,991.

NOTE 4 – CROWD NOTES

During 2018, the Company was successful in raising crowd funding. The crowd funding is in form of a Crowd note that matures December 29, 2019. The note accrues 5% interest pa. The note can be converted to equity with a 20% discount compared to different valuations of the company, if the company raises additional equity financing, is sold or after the notes mature as of December 20, 2019.

At December 31, 2018, the outstanding balance including accrued interest was $531,370.

NOTE 5 – BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,519,160 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, a shareholder advanced funds to the Company to be used in operations. These advances were non-interest bearing. At December 31, 2018 and 2017, unpaid advances totalled $12,453 and $13, 076, respectively.

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately$112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totalling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2018 and 2017, amounts owed under this agreement totalled $379,734and $376,170 USD, respectively.

The Company recognized and accrued interest expense of $21,494 and $13,652 during the years ended December 31, 2018 and 2017, respectively.

Future minimum payments of above debt are 200,000 DKK (approximately $30,000 USD) per year, until the principal balance is repaid in full.

NOTE 7 – OPERATING LEASES

SG AS leases office space in Lyngby, Denmark. The lease requires monthly payments of 5,346 DKK (approximately$805 USD) and has been terminated by 31st of January 2019.During the year ended December 31, 2018 and 2017, rent expense recognized under this lease agreement totalled $13,247 and $20,832 and was recorded in general and administrative expense on the Consolidated Statements of Operations and Comprehensive Loss.

NOTE 8 – GRANT REVENUE

During 2017 and 2016, the Company recognized revenue related to two separate grants from Innovation Fund to be used on the InnoBooster program. One grant allows the Company to submit certain agreed-upon costs up to a maximum of 1,329,075 DKK (approximately $200,000 USD) during the period from February 2017 through February2018 for reimbursement. As of December 31, 2018 and December 31, 2017, $95,498 and $94,916 USD, respectively of the budgeted costs have been submitted, approved, reimbursed to the Company, and recorded as revenue.

NOTE 9 – MACHINERY AND EQUIPMENT

Machinery and equipment consists of the following at December 31:

		2018	2017
Tooling	$	50.367	50.367
Concept development		40.875	—
Computers		2.641	2.641
Equipment		6.301	6.301
	$	100.184	59.309
Accumulated depreciation		(49.056)	(25.974)
Effect of change in foreign exchange rates		(2.826)	(2.190)
Total Machinery and equipment	$	48.302	31.145

The useful life of all assets was estimated at five years. Depreciation expense for the years ended December 31, 2018 and 2017 was $22,718 and $18,492, respectively, and was allocated between research and development, general and administrative, and selling expenses, based on estimated usage.

NOTE 10 – CONCENTRATIONS

The Company operates in European and North American markets. Substantially all of its sales revenues are facilitated through contracted distributors. During 2018 and 2017, approximately 95% and 84%, respectively of sales were facilitated through one distributor.